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                                                                           Exhibit 99(b)

                           Entergy Gulf States, Inc.
           Computation of Ratios of Earnings to Fixed Charges and
    Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                             12 months
                                                                 1994     1995     1996      1997     1998  March 1999
Fixed charges, as defined:
  Total Interest charges                                       $204,134 $200,224  $193,890 $180,073 $178,220 $175,029
  Interest applicable to rentals                                 21,539   16,648    14,887   15,747   16,927   16,853
                                                               ------------------------------------------------------
Total fixed charges, as defined                                 225,673  216,872   208,777  195,820  195,147  191,882

Preferred dividends, as defined (a)                              52,210   44,651    48,690   30,028   32,031   31,838
                                                               ------------------------------------------------------

Combined fixed charges and preferred dividends, as defined     $277,883 $261,523  $257,467 $225,848 $227,178 $223,720
                                                               ======================================================

Earnings as defined:

Income (loss) from continuing operations before extraordinary
  items and the cumulative effect of accounting changes        ($82,755) $122,919  ($3,887) $59,976  $46,393  $45,074

  Add:
    Income Taxes                                                (62,086)   63,244  102,091   22,402   31,773   31,994
    Fixed charges as above                                      225,673   216,872  208,777  195,820  195,147  191,882
                                                               ------------------------------------------------------

Total earnings, as defined (b)                                  $80,832  $403,035 $306,981 $278,198 $273,313 $268,950
                                                               ======================================================

Ratio of earnings to fixed charges, as defined                     0.36      1.86     1.47     1.42     1.40     1.40
                                                               ======================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                   0.29      1.54     1.19     1.23     1.20     1.20
                                                               ======================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.

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